

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 12, 2019

Robert Knoth
Chief Financial Officer
IEH Corp
140 58th Street, Suite 8E
Brooklyn, New York 11220

> **Re: IEH Corp**
> **Form 10-K for the fiscal year ended March 30, 2018**
> **Filed July 12, 2018**
> **File No. 000-05278**

Dear Mr. Knoth:

　　We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.


Sincerely,

Division of Corporation Finance
Office of Electronics and Machinery
